Exhibit 99 (a)(1)(H)

Evraz Commences Tender Offer to Acquire Oregon Steel Mills

Luxembourg and Portland, Ore., November 30, 2006 – Evraz Group S.A. (LSE: EVR) (“Evraz”) and Oregon Steel Mills (NYSE: OS) (“Oregon Steel”) today announced that Evraz is commencing, through its wholly owned subsidiary Oscar Acquisition Merger Sub, Inc., a cash tender offer to purchase all outstanding shares of common stock of Oregon Steel (including the associated preferred stock purchase rights).  The tender offer is being made pursuant to a previously announced definitive agreement among Evraz, Oscar Acquisition Merger Sub, Inc. and Oregon Steel dated November 20, 2006.  Upon the successful closing of the tender offer, Oregon Steel stockholders will receive $63.25 in cash for each share of Oregon Steel common stock tendered in the offer, less any required withholding taxes.  Following the purchase of shares in the tender offer, Oregon Steel will become a subsidiary of Evraz.

Evraz today will file with the Securities and Exchange Commission a tender offer statement on Schedule TO setting forth in detail the terms of the tender offer.  Oregon Steel today will file with the Commission a solicitation/recommendation statement on Schedule 14D-9 setting forth in detail, among other things, the recommendation of Oregon Steel’s board of directors that Oregon Steel stockholders accept the tender offer and tender their shares pursuant to the tender offer.  As previously announced, Oregon Steel’s board of directors has unanimously concluded that the merger agreement and the transactions contemplated thereby (including the tender offer and the merger) are advisable and are fair to and in the best interests of Oregon Steel and Oregon Steel's stockholders.

The tender offer will expire at 12:00 midnight on December 28, 2006, unless extended in accordance with the merger agreement and the applicable rules and regulations of the Securities and Exchange Commission.  The offer will be subject to customary conditions, including anti-trust and other regulatory clearances and the acquisition by Evraz of a majority of Oregon Steel’s shares on a fully diluted basis.

Credit Suisse is acting as exclusive financial advisor to Evraz and will be the dealer-manager for the tender offer. UBS Securities LLC is acting as lead financial advisor to Oregon Steel in the transaction, and KeyBanc Capital Markets delivered a fairness opinion to Oregon Steel’s board of directors. Cleary Gottlieb Steen & Hamilton LLP is acting as legal counsel to Evraz, and Covington & Burling LLP and Schwabe, Williamson & Wyatt, PC are acting as legal counsel to Oregon Steel.

The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of Oregon Steel.  Evraz and Oscar Acquisition Merger Sub, Inc., will file with the Securities and Exchange Commission a tender offer statement on Schedule TO, and will mail an offer to purchase, forms of letter of transmittal and related documents to Oregon Steel stockholders.  Oregon Steel will file with the Securities and Exchange Commission, and will mail to Oregon Steel stockholders, a solicitation/recommendation statement on Schedule 14D-9.  These documents contain important information about the tender offer and stockholders of Oregon Steel are urged to read them carefully when they become available.  Stockholders of

Oregon Steel will be able to obtain a free copy of these documents (when they become available) at http://www.evraz.com/ and http://www.osm.com/ and the website maintained by the Securities and Exchange Commission at http://www.sec.gov/ or by contacting the information agent for the tender offer, MacKenzie Partners, Inc., at proxy@mackenziepartners.com, (212) 929-5500 (call collect) or (800) 322-2885 (toll free). In addition, stockholders will be able to obtain a free copy of these documents (when they become available) from Evraz by contacting Evraz at ir@evraz.com or +7-495-2321370, attention: Investor Relations, or from Oregon Steel by contacting Oregon Steel at +1 503 240 5223 attention: Investor Relations.

Forward Looking Statement

This press release contains forward-looking statements, including statements regarding the expected benefits of the acquisition, which involve a number of risks and uncertainties. These statements are based on Evraz’s and Oregon Steel’s current expectations and beliefs. Actual results could differ materially from the results implied by these statements. Factors that may cause or contribute to such differences include: the risk that the conditions to the offer or the merger set forth in the merger agreement will not be satisfied, changes in both companies’ businesses during the period between now and the closing, developments in obtaining regulatory approvals for the transaction; the successful integration of Oregon Steel into Evraz’s business subsequent to the closing of the acquisition; timely development, competitive products and pricing, as well as fluctuations in demand; cost and availability of raw materials; potential equipment malfunction; and plant construction and repair delays; the ability to retain key management and technical personnel of Oregon Steel; adverse reactions to the proposed transaction by customers, suppliers and strategic partners and other risks described in Oregon Steel’s report on Form 10-K filed with the Securities and Exchange Commission (SEC) for the fiscal year ended December 31, 2005.  Oregon Steel and Evraz are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

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For further information:

Evraz Group
Corporate Affairs and Investor Relations
Irina Kibina
Tel: +7 495 232 1370
ir@evraz.com

Edelman, for Evraz:
John Dillard / Gina Sorice
Tel: +1 212 704 8174 / 8243
e-mail:
john.dillard@edelman.com
gina.sorice@edelman.com

Oregon Steel Mills, Inc.
Ray Adams
Vice President of Finance and Chief Financial Officer
Tel:  +1 503 240 5223

Evraz Group S.A. is one of the largest vertically-integrated steel and mining businesses with operations mainly in Russia. In 2005, Evraz Group produced 13.9 million tonnes of crude steel.  Evraz Group’s principal assets include three of the leading steel plants in Russia: Nizhny Tagil (NTMK) in the Urals region and West Siberian (Zapsib) and Novokuznetsk (NKMK) in Siberia, as well as Palini e Bertoli in Italy and Vitkovice Steel in the Czech Republic. Its fast-growing mining businesses comprise Evrazruda, the Kachkanarsky (KGOK) and Vysokogorsky (VGOK) iron ore mining complexes and Neryungriugol coal company and equity interests in the Raspadskaya and Yuzhkuzbassugol coal mines. The mining assets enable Evraz Group to be a vertically-integrated steel producer. Evraz Group also owns and operates the Nakhodka commercial sea port, in the Far East of Russia, which facilitates its access to Asian export markets. Evraz vanadium operations comprise Strategic Minerals Corporation, USA, and a 24.9% equity interest in Highveld Steel and Vanadium Corporation, South Africa.

For further information visit www.evraz.com

Oregon Steel Mills, which is headquartered in Portland, Oregon, is organized into two divisions. The Oregon Steel Division produces as-rolled and heat-treated steel plate, coil, welded pipe (both large and small diameter line pipe and casing) and structural tubing from plants located in Portland, Oregon, and Camrose, Alberta, Canada. The Rocky Mountain Steel Mills Division, located in Pueblo, Colorado, produces steel rail, rod and bar, and seamless tubular products.

For further information visit www.osm.com